                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                   FORM 11-K


                                 ANNUAL REPORT
                         PURSUANT TO SECTION 15(d) OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                 For the fiscal year ended December 31, 2000
                       Commission File Number 001-16201


                                FRONTIER GROUP
                      EMPLOYEES' RETIREMENT SAVINGS PLAN
                              (Full name of plan)


                             GLOBAL CROSSING LTD.
           (Name of issuer of securities held pursuant to the plan)



                                 WESSEX HOUSE
                                45 REID STREET
                            HAMILTON HM12, BERMUDA
                   (Address of principal executive offices)

                                FRONTIER GROUP
                      EMPLOYEES' RETIREMENT SAVINGS PLAN

            INDEX TO FINANCIAL STATEMENTS, SCHEDULES AND EXHIBITS


                                                                        Page
                                                                        ----

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS                                   1


STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS AS OF
DECEMBER 31, 2000 AND 1999                                                 2


STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS FOR THE
YEAR ENDED DECEMBER 31, 2000                                               3


NOTES TO FINANCIAL STATEMENTS                                              4


SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AS OF DECEMBER 31, 2000    9


SIGNATURES                                                                10


EXHIBIT INDEX                                                             11

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Administrator of the
Frontier Group Employees' Retirement Savings Plan:

We have audited the accompanying statements of net assets available for benefits of Frontier Group Employees' Retirement Savings Plan (the Plan) as of December 31, 2000 and 1999, and the related statement of changes in net assets available for benefits, for the year ended December 31, 2000. These financial statements and the schedule referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in its net assets available for benefits, for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the accompanying index is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ ARTHUR ANDERSEN
-------------------
Arthur Andersen


Rochester, New York
June 8, 2001

                                FRONTIER GROUP
                      EMPLOYEES' RETIREMENT SAVINGS PLAN

                STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                       AS OF DECEMBER 31, 2000 AND 1999

                                                                               2000               1999
                                                                          --------------     ----------------
Investments, at fair value:
  Registered investment companies:
    Putnam Income Fund                                                     $  10,904,453       $  10,360,302
    Putnam Global Growth Fund                                                 26,792,883          36,514,170
    Putnam Voyager Fund                                                       64,562,652          76,505,629
    Putnam Fund for Growth & Income                                            7,228,389           5,565,976
    Putnam Asset Allocation Fund Balanced Portfolio                            2,352,245           1,736,067
  Common/collective trust:
    Putnam S&P 500 Index Fund                                                 41,626,967          45,017,349
    Stable Value Fund                                                         40,791,370          44,038,661
  Global Crossing Ltd. common stock                                           83,149,787         250,232,062
  Participant loans                                                            9,515,414           8,333,902
                                                                          --------------     ----------------
      Total investments                                                      286,924,160         478,304,118
                                                                          --------------     ----------------
 Receivables:
  Participant contributions                                                      838,111             921,746
  Employer contributions                                                         326,980             337,689
                                                                          --------------     ----------------
      Total receivables                                                        1,165,091           1,259,435
                                                                          --------------     ----------------

      Net assets available for benefits                                    $ 288,089,251       $ 479,563,553
                                                                          ==============     ================

The accompanying notes to financial statements are an integral part of these statements.

                                FRONTIER GROUP
                      EMPLOYEES' RETIREMENT SAVINGS PLAN

           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                     FOR THE YEAR ENDED DECEMBER 31, 2000

Additions:
 Additions to net assets attributed to:
   Investment income:
     Interest and dividends                                                     $  14,634,500
     Realized gain, net                                                            20,655,388
     Participant loan interest income                                                 694,843
   Contributions:
     Participant contributions                                                     29,114,853
     Employer contributions                                                        10,158,834
                                                                                -------------
         Total additions                                                           75,258,418
                                                                                -------------
Deductions:
   Deductions from net assets attributed to:
     Benefits paid to participants                                                 31,124,229
     Excess contributions                                                              29,843
     Net depreciation in fair value
       of investments                                                             244,935,755
     Loan fees                                                                         30,711
                                                                              ---------------
         Total deductions                                                         276,120,538
                                                                              ---------------
Net decrease prior to fund transfers                                             (200,862,120)
Transfers from other Company sponsored plans                                        9,303,496
Transfers from non-Company sponsored plans                                             84,322
                                                                              ---------------
         Net decrease                                                            (191,474,302)

Net assets available for benefits, beginning of year                              479,563,553
                                                                              ---------------
Net assets available for benefits, end of year                                  $ 288,089,251
                                                                              ===============

The accompanying notes to financial statements are an integral part of this statement.

                                FRONTIER GROUP
                      EMPLOYEES' RETIREMENT SAVINGS PLAN

                         NOTES TO FINANCIAL STATEMENTS


1.   DESCRIPTION OF THE PLAN
     -----------------------

General
-------

The following brief description of the Frontier Group Employees' Retirement Savings Plan (the "Plan") is provided for general information purposes only. Participants should refer to the plan document for more complete information. The Plan is a defined contribution plan established by the former Frontier Corporation (now known as Global Crossing North America, Inc.) or ("the Company") effective March 1, 1994. The Plan was amended and restated effective January 1, 1999. The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974 (ERISA) as amended.

Participation
-------------

All nonbargaining employees, except for temporary, summer, and leased employees are eligible to participate in the Plan upon the first of the month after 30 days of employment.

The Plan allows the Company's Employee Benefit Committee to transfer participant accounts from plans the participants are no longer eligible to participate into a substantially similar 401(k) plan sponsored by the Company or any corporation/business entity in which the Company has a 50 percent or more ownership or profits interest. These transfers are included in the statement of changes in net assets available for benefits, as transfers from other Company sponsored plans.

Administration
--------------

The Plan is administered by the Company's Employee Benefit Committee whose members are appointed by the Company's Board of Directors. The Trustee of the Plan is Putnam Fiduciary Trust Company (the Trustee).

Funding Policy
--------------

The Plan provides participants the option of having their basic and supplemental contributions to the Plan made on a salary reduction basis and on a deferred tax basis. Upon enrollment in the Plan, a participant may direct contributions into the following investment options.

 .  Putnam Income Fund - Funds are primarily invested in corporate bonds and U.S.
   ------------------
   government and agency obligations.

 .  Putnam Global Growth Fund - Funds are primarily invested in foreign and
   -------------------------
   domestic common stocks.

 .  Putnam Voyager Fund - Funds are invested in emerging growth companies and
   -------------------
   opportunity stocks.

 .  Putnam Fund for Growth & Income - Funds are primarily invested in common
   -------------------------------
   stocks.

 .  Putnam Asset Allocation Fund Balanced Portfolio - Funds are invested in
   -----------------------------------------------
   stocks, bonds, and money market instruments.

 .  Putnam S&P 500 Index Fund - Funds are primarily invested in stocks listed in
   -------------------------
   the S&P 500 Index.

 .  Stable Value Fund - Funds are invested in a diversified portfolio of high-
   -----------------
   quality stable value investments offering price stability and liquidity.

 .  Global Crossing Ltd. common stock - Funds are invested in common stock of
   ---------------------------------
   Global Crossing Ltd., parent company of Global Crossing North America, Inc.

                                FRONTIER GROUP
                      EMPLOYEES' RETIREMENT SAVINGS PLAN

                  NOTES TO FINANCIAL STATEMENTS-(Continued)


The shares of common stock in Global Crossing Ltd. are qualified employer securities as defined by ERISA. Each individual's investment in these funds is recorded in his or her account on a per share basis. All other funds are tracked on a dollar value basis with each fund's activity allocated to participants on a pro rata basis. Therefore the plan does not record activity on a unit value basis.

The Plan provides that each participant may voluntarily make contributions through a salary reduction agreement for whatever whole percentage a participant chooses, up to a maximum of 16 percent, subject to maximum contributions imposed by the Internal Revenue Code under Section 401(k).

Individual accounts which record the participant's contributions, the earnings on all contributions, and the amount of the participant's interest in each fund, are maintained for each participant. The participant's contributions during a month are allocated directly to his or her individual account when the Trustee receives contributions. Participants have the option to invest their contributions in any of the funds and may change their allocation between funds at any time.

Employer contributions consist of three components:

 .  Company Fixed Contributions - Each payroll period, the Company contributes
   ---------------------------
   0.5 percent of the payroll period compensation for each of its employees who is a participant in the Plan.

 .  Company Matching Contributions - Each payroll period, the Company contributes
   ------------------------------
   an amount equal to 100 percent of participant contributions, up to the first
   3 percent of compensation.

 .  Company Profit Sharing Contributions - Each plan year, the Company may elect
   ------------------------------------
   to make a profit sharing contribution to participant accounts based on the Company's performance.

There were no profit sharing contributions for 2000.

All employer contributions will be invested initially in Global Crossing Ltd. common stock. All employer contributions invested in this fund must remain for five years, while an active participant, after which time the participant may elect to transfer the amounts to any of the other funds or retain the amounts in this fund. If the participant terminates service with the Company, he or she may elect to transfer the amounts in Global Crossing Ltd. common stock to any other funds or retain the amounts in Global Crossing Ltd. stock.

Vesting
-------

Participants are immediately 100 percent vested in their individual accounts and all employer matching contributions and earnings thereon.

Payment of Benefits
-------------------

Payment of benefits generally begins upon termination of service and attaining normal retirement age (65). A participant may elect to receive either a lump-sum amount equal to the value of his or her vested account balance, or a participant may elect to receive installments over a period not to exceed 20 years. However, a participant who has reached age 59 1/2 , but who has not yet terminated employment, may withdraw all or a portion of his or her accumulated account balance in accordance with the terms of the Plan.

If upon termination of service, a participant does not attain normal retirement age and the participant's vested account balance is greater than $5,000, the participant may elect to receive a lump-sum amount, a direct rollover to a qualified plan under Section 401 of the Internal Revenue Code(IRC), or a direct rollover to a qualified Individual Retirement Account equal to the value of his or her vested account balance. If the vested account balance is less than $5,000, the balance will be distributed to the participant as soon as administratively feasible.

                                FRONTIER GROUP
                      EMPLOYEES' RETIREMENT SAVINGS PLAN

                   NOTES TO FINANCIAL STATEMENTS-(Continued)


Individual Participant Loans
----------------------------

Loans are available to participants in the Plan on a nondiscriminatory basis. Participant loans cannot exceed the lesser of 50 percent of the vested amounts in the participant's account or $50,000. A participant may only have two loans outstanding, and they are treated as directed investments by the borrower with respect to his or her account. The interest rate on loans is established based on the prime rate, under current plan provisions. Interest paid on the loan is credited to the borrower's account and the participant does not share in the income of the Plan's assets with respect to the amounts outstanding. Loans have a term of no more than five years except that a loan may be granted for a period not to exceed 25 years if the proceeds are used to purchase the participant's principal residence.

Plan Termination
----------------

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100 percent vested in their accounts.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
    ------------------------------------------

Basis of Accounting
-------------------

The financial statements have been prepared on the accrual basis of accounting.

Contributions and Benefits Paid
-------------------------------

Contributions are recorded by the Plan when withheld from employees and accrued by the Company. Benefits are recorded when paid.

Participants may receive distributions in cash or in common stock for amounts invested in Global Crossing Ltd. common stock. Purchases and sales of securities are recorded on the trade date.

Investments and Investment Income
---------------------------------

Investments in registered investment companies and employer securities are stated at fair value, measured by quoted market prices. Investments in common/collective trust funds are stated at estimated fair values, which represent the net asset value of shares held by the Plan at year-end. Adjustments for unrealized appreciation or depreciation of such values are included in the operating results of the Plan. Participant loans are valued at cost, which approximates fair value.

Interest and dividend income is recorded as earned on an accrual basis.

The plan provides for investments which, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term, and such changes could materially affect the amounts reported in the statement of net assets available for benefits.

Administrative Expenses
-----------------------

Significant expenses associated with the Plan are paid by the Company.

                                FRONTIER GROUP
                      EMPLOYEES' RETIREMENT SAVINGS PLAN

                   NOTES TO FINANCIAL STATEMENTS-(Continued)


Management's Use of Estimates
-----------------------------

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

3.  PARTY-IN-INTEREST TRANSACTIONS
    ------------------------------

The Plan's holdings of Global Crossing Ltd. common stock, the Putnam Investment, Inc. common/collective trust, and the Putnam Investment, Inc. registered investment company funds are party-in-interest investments.

As of December 31, 2000, the Plan held 5,808,912 shares of Global Crossing Ltd. common stock at a fair market value of $83,149,787. As of December 31, 1999, the Plan held 5,004,641 shares of Global Crossing Ltd. common stock at a fair market value of $250,232,062.

4.  FEDERAL INCOME TAX STATUS
    -------------------------

The Plan obtained its latest determination letter on February 14, 1995, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the IRC. The Plan has been amended since receiving the determination, however, the plan administrator and the Plan's tax counsel believe the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

5.  BENEFITS PAYABLE
    ----------------

In accordance with generally accepted accounting principles, obligations to terminated employees for claims approved but not yet paid are not shown as a plan liability (nor as a reduction of net assets available for benefits) and totaled $855,286 and $674,590 at December 31, 2000 and 1999, respectively.

6.  INVESTMENTS
    -----------

The fair market value of the individual investments that represent 5 percent or more of the net assets available for plan benefits at December 31, 2000 and 1999 is as follows:

                                                                    2000                1999
                                                                ------------        ------------
          Putnam Global Growth Fund                             $ 26,792,883        $ 36,514,170
          Putnam Voyager Fund                                     64,562,652          76,505,629
          Putnam S&P 500 Index Fund                               41,626,967          45,017,349
          Stable Value Fund                                       40,791,370          44,038,661
          Global Crossing Ltd. common stock                       83,149,787         250,232,062
                                                                ------------        ------------
                                                                $256,923,659        $452,307,871
                                                                ============        ============

During 2000, the Plan's investments (including unrealized and realized gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $224,280,367 as follows:

                       Mutual funds                             $ 33,736,960
                       Common stock                              186,647,439
                       Common/collective trust                     3,895,968
                                                                ------------
                                                                $224,280,367
                                                                ------------

                                FRONTIER GROUP
                      EMPLOYEES' RETIREMENT SAVINGS PLAN

                   NOTES TO FINANCIAL STATEMENTS-(Continued)


7.  SUBSEQUENT EVENT
    ----------------

Effective January 1, 2001, the Plan was amended and restated as the Global Crossing Employees' Retirement Savings Plan to include all eligible employees on the U.S. payroll of Global Crossing Ltd. and its participating affiliates. This includes all employees who were already participating in the Frontier Group Employees' Retirement Savings Plan.

8.  RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
    ---------------------------------------------------

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 Schedule H at December 31, 2000:

                    Net assets available for benefits per the financial statements             $288,089,251
                    Less:  Benefit obligations payable                                              855,286
                                                                                               ------------
                    Net assets available for benefits per the Form 5500                        $287,233,965
                                                                                               ============

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 Schedule H for the year ended December 31, 2000:

                    Benefits paid to participants per the financial statements                  $31,124,229
                    Add:  Amounts payable at December 31, 2000                                      855,286
                    Less:  Amounts payable at December 31, 1999                                     674,590
                                                                                                -----------
                    Benefits paid to participants per Form 5500 Schedule H                      $31,304,925
                                                                                                ===========

                                FRONTIER GROUP
                      EMPLOYEES' RETIREMENT SAVINGS PLAN

            SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                            DECEMBER 31, 2000

                                                                                          EIN: 16-0613330
                                                                                                  PN: 021

                                                                                               Current
                                                                             Number             Value
                                                                               of            December 31,
                                                                             Shares              2000
                                                                        ---------------    ----------------
Interests in registered investment companies:
*   Putnam Income Fund                                                      1,709,162      $   10,904,453
*   Putnam Global Growth Fund                                               2,458,063          26,792,883
*   Putnam Voyager Fund                                                     2,770,929          64,562,652
*   Putnam Fund for Growth & Income                                           370,117           7,228,389
*   Putnam Asset Allocation Fund Balanced Portfolio                           217,398           2,352,245
                                                                                           ----------------
       Total interests in registered investment companies                                     111,840,622
                                                                                           ---------------
Common/collective trust:
*   Putnam S&P 500 Index Fund                                               1,313,983          41,626,967
    Stable Value Fund                                                      40,791,370          40,791,370
                                                                                           ---------------
                                                                                               82,418,337
                                                                                           ---------------
Common stock:
*   Global Crossing Ltd.                                                    5,808,912          83,149,787
                                                                                           ---------------
Participant loans:
 Participant loan accounts (rate 6.0% - 9.0%)
  (maturities range from 2001 to 2026)                                                          9,515,414
                                                                                           ---------------

       Total investments                                                                   $  286,924,160
                                                                                           ===============

*  Denotes party-in-interest


The accompanying notes to financial statements are an integral part of this schedule.

                                  SIGNATURES
                                  ----------

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefit Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                   Frontier Corporation
                                   Employees' Retirement Savings Plan

Dated: June 29, 2001       By:               /s/ LINDA A. DEBALSO
                              --------------------------------------------------
                                                 Linda A. DeBalso
                                     Vice President Compensation and Benefits

                                 EXHIBIT INDEX


               Exhibit
               Number                                Exhibit
               ------                                -------

                23                 Consent of Arthur Andersen (filed herewith).